May 30, 2019

Oystein Kalleklev
Chief Executive Officer
FLEX LNG Ltd.
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton, Bermuda

       Re: FLEX LNG Ltd.
           Registration Statement on Form 20-FR
           Filed May 7, 2019
           File No. 1-38904

Dear Mr. Kalleklev:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Keith Billotti